SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)



                            ATLAS ENVIRONMENTAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    049311103
                                 (CUSIP Number)

                               John G. Igoe, Esq.
                                Edwards & Angell
                               250 Royal Palm Way
                              Palm Beach, FL 33480
                                 (561) 833-7700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 APRIL 24, 1998
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

CUSIP No. 049311103


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(1)         Name of Reporting Person:  T. ALEC RIGBY
            S.S. or I.R.S. Identification No. of Above Person:
                        ###-##-####

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(2)         Check the Appropriate Box if a Member of a Group*         (a)  [x]

                                                                      (b)  [ ]

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(3)         SEC Use Only


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(4)         Source of Funds*
           PF

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(5)         Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
            Items 2(d) or 2(e)
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(6)         Citizenship or Place of Organization: CANADA
-------------------------------------- -----------------------------------------
Number of Shares Beneficially Owned    (7)         Sole Voting Power         -0-
by Each Reporting Person With

                                       -----------------------------------------
                                       -----------------------------------------
                                       (8)         Shared Voting Power       -0-
                                       -----------------------------------------
                                       -----------------------------------------
                                       (9)         Sole Dispositive Power    -0-
                                       -----------------------------------------
                                       -----------------------------------------
                                       (10)        Shared Dispositive Power  -0-
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(11)       Aggregate Amount Beneficially Owned by Each Reporting Person:     -0-

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(12)       Check if the Aggregate Amount in Row (11) Excludes Certain Shares* []
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(13)       Percent of Class Represented by Amount of Row (11):               0%

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(14)       Type of Reporting Person*: IN
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

CUSIP No. 049311103


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(1)         Name of Reporting Person: JOEL SILVERSTEIN
            S.S. or I.R.S. Identification No. of Above Person:
                        ###-##-####

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(2)         Check the Appropriate Box if a Member of a Group*      (a)   [x]

                                                                   (b)   [ ]

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(3)         SEC Use Only


--------------------------------------------------------------------------------
(4)         Source of Funds*
           PF

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(5)         Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
            Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization: UNITED STATES
-------------------------------------- -----------------------------------------
Number of Shares Beneficially Owned    (7)         Sole Voting Power         -0-
by Each Reporting Person With

                                       -----------------------------------------
                                       -----------------------------------------
                                       (8)         Shared Voting Power       -0-
                                       -----------------------------------------
                                       -----------------------------------------
                                       (9)         Sole Dispositive Power    -0-
                                       -----------------------------------------
                                       -----------------------------------------
                                       (10)        Shared Dispositive Power  -0-
--------------------------------------------------------------------------------
(11)       Aggregate Amount Beneficially Owned by Each Reporting Person:     -0-

--------------------------------------------------------------------------------
(12)       Check if the Aggregate Amount in Row (11) Excludes Certain Shares* []
--------------------------------------------------------------------------------
(13)       Percent of Class Represented by Amount of Row (11):                0%

--------------------------------------------------------------------------------
(14)       Type of Reporting Person*: IN
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


CUSIP No. 049311103

--------------------------------------------------------------------------------
(1)         Name of Reporting Person: DAVID THOMAS
            S.S. or I.R.S. Identification No. of Above Person:
                        ###-##-####

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(2)         Check the Appropriate Box if a Member of a Group*   (a)  [x]

                                                                (b   [ ]

--------------------------------------------------------------------------------
(3)         SEC Use Only


--------------------------------------------------------------------------------
(4)         Source of Funds*
           PF

--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)         Citizenship or Place of Organization: UNITED STATES
-------------------------------------- -----------------------------------------
Number of Shares Beneficially Owned    (7)         Sole Voting Power         -0-
by Each Reporting Person With

                                       -----------------------------------------
                                       -----------------------------------------
                                       (8)         Shared Voting Power       -0-
                                       -----------------------------------------
                                       -----------------------------------------
                                       (9)         Sole Dispositive Power    -0-
                                       -----------------------------------------
                                       -----------------------------------------
                                       (10)        Shared Dispositive Power  -0-
--------------------------------------------------------------------------------
(11)        Aggregate Amount Beneficially Owned by Each Reporting Person:    -0-

--------------------------------------------------------------------------------
(12)        Check if the Aggregate Amount in Row (11) Excludes Certain Shares*[]
--------------------------------------------------------------------------------
(13)        Percent of Class Represented by Amount of Row (11):               0%

--------------------------------------------------------------------------------
(14)        Type of Reporting Person*: IN
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


ITEM 1.     SECURITY AND ISSUER.

     The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value ("Atlas Common Stock"), of Atlas Environmental, Inc., a Colorado corporation ("Atlas"). The address of the principal executive offices of Atlas is 150 South Pine Island Road, Plantation, Florida 33324.

ITEM 2.     IDENTITY AND BACKGROUND.

     (a)-(c), (f) This Schedule 13D is filed by T. Alec Rigby, Joel Silverstein and David Thomas, hereinafter referred to as "Filing Persons".

     Mr. Rigby's business address is c/o Atlas, 150 South Pine Island Road, Plantation, Florida 33324. Mr. Rigby's principal occupation is that of President and a member of the Board of Directors of Atlas, which is located at the above-stated address. Atlas is an environmental remediation and waste management company. Mr. Rigby is a Canadian citizen.

     Mr. Silverstein's business address is 4400 North Federal Highway, Suite 210-17, Boca Raton, Florida 33431. Mr. Silverstein's principal occupation, conducted at that address, is that of a private investor. Mr. Silverstein is a United States citizen.

     Mr. Thomas' business address is 1130 Croom Rital Road, Brooksville, Florida 34602. Mr. Thomas' principal occupation is that of Chief Executive Officer and owner of NationMark, Inc., a petroleum construction and environmental remediation company. NationMark, Inc. is located at the above-stated address. Mr. Thomas is a United States citizen.

     (d)-(e) During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Schedule 13D is filed to reflect the sale by the Filing Persons of their shares of Atlas Common Stock and, with respect to Rigby, the sale of his shares of Atlas Series A Preferred Stock, $1.00 par value per share ("Atlas Preferred Stock"). Each of the Filing Persons acquired his shares of Atlas Capital Stock as result of a business combinations whereby Atlas acquired various companies in which the Filing Persons held interests. Such interests were acquired by each Filing Person with his personal funds.

ITEM 4.     PURPOSE OF TRANSACTION.

     (a) Prior to April 24, 1998 and the consummation of the Share Exchange Agreements described below, (i) Mr. Rigby was the beneficial owner of 1,880,550 shares, or approximately 41%, of the issued and outstanding Atlas Common Stock, and the beneficial owner of 7,616,000 shares, or 100%, of the issued and outstanding Atlas Preferred Stock, (ii) Mr. Silverstein was the beneficial owner of 250,700 shares, or approximately 5.5% of the issued and outstanding Atlas Common Stock, and (iii) Mr. Thomas was the beneficial owner of 250,000 shares, or approximately 5.5%, of the issued and outstanding Atlas Common Stock.

     Each Filing Person entered into a Share Exchange Agreement with WasteMasters, Inc., a Maryland corporation ("WasteMasters"), dated as of April 23, 1998. The transactions were closed on April 23, 1998 with final delivery of stock certificates of WasteMasters on April 24, 1998. WasteMasters is a publicly-held waste management company with an address at 1230 Peachtree Street N.E., Suite 2545, Atlanta, Georgia 30309. Pursuant to the terms of a Share Exchange Agreement dated as of April 23, 1998 between Mr. Rigby and WasteMasters, attached hereto as Exhibit 99.1, Mr. Rigby exchanged 1,880,550 shares of Atlas Common Stock for 200,000 shares of WasteMasters common stock, $.01 par value ("WasteMasters Common Stock"). Pursuant to the terms of a Share Exchange Agreement dated as of April 23, 1998 between Mr. Silverstein and WasteMasters, attached hereto as Exhibit 99.3, Mr. Silverstein exchanged 250,700 shares of Atlas Common Stock for 71,333 shares of WasteMasters Common Stock. Pursuant to the terms of a Share Exchange Agreement dated April 23, 1998 between Mr. Thomas and WasteMasters, attached hereto as Exhibit 99.4, Mr. Thomas exchanged 250,000 shares of Atlas Common Stock for 71,258 shares of WasteMasters Common Stock. The parties to the respective Share Exchange Agreements assigned a value of $3.00 per share to the WasteMasters Common Stock for purposes of these transactions, a premium above the then current trading price for publicly traded stock of WasteMasters. The closing price of WasteMasters Common Stock (NASDAQ SmallCap) on April 23, 1998 was $2.16.

     Pursuant to the terms of a Share Exchange Agreement, dated April 24, 1998 between Mr. Rigby and Waste Ventures Corporation, attached hereto as Exhibit 99.2, Mr. Rigby exchanged 7,616,000 shares of Atlas Preferred Stock for 1,385,334 shares of WasteMasters Common Stock, a two year Warrant for the purchase of 500,000 shares of WasteMasters Common Stock at $5.00 per share (Exhibit 99.5) and a two year Warrant for the purchase of 500,000 shares of WasteMasters Common Stock at $15.00 per share (Exhibit 99.6). Mr. Rigby believes that Waste Ventures Corporation is not an affiliate of WasteMasters.

     The WasteMasters Common Stock issued to the Filing Persons pursuant to the Share Exchange Agreements is not registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be transferred, sold or otherwise disposed of by any Filing Person except pursuant to an effective registration statement under the Securities Act, or an exemption from the registration requirements of the Securities Act.

     The purpose of the transaction was for WasteMasters to acquire control of Atlas. As a result of the closing of these transactions, the Filing Persons transferred to WasteMasters approximately 51% of the issued and outstanding shares of voting common stock of Atlas. The Preferred Stock of Atlas trasferred by Mr. Rigby was non-voting stock.

     Under the terms of his Share Exchange Agreements, Mr. Rigby has agreed that he will not, without the consent of WasteMasters, transfer, sell or otherwise dispose of any shares of WasteMasters Common Stock issued to him thereunder until after the expiration of twelve (12) months following the date of the Share Exchange Agreements; and thereafter Mr. Rigby has agreed to sell no more than a specified maximum number of shares of WasteMasters Common Stock per month. Any public sales by Mr. Rigby must also comply with Rule 144 promulgated under the Securities Act of 1933, as amended. In the event that Mr. Rigby wants to sell more than the specified maximum amount per month, WasteMasters or its designee shall have a right of first refusal to purchase the number of shares of WasteMasters Common Stock in excess of such maximum amount at a discount of 6% of the bid price on the date such right of first refusal is extended.

     Sub-items (b)-(j) are not applicable.

ITEM 5.     INTEREST IN SECURITIES OF ATLAS.

     (a)-(b) Following the disposition by the Filing Persons of their shares of Atlas Common Stock and Atlas Preferred Stock, respectively, to WasteMasters under the terms of the Share Exchange Agreements each Filing Person has sole or shared power to vote or direct the vote of no shares of Atlas Common Stock or any other equity security issued by Atlas, and sole or shared power to dispose or direct the disposition of no shares of Atlas Common Stock or any other equity security issued by Atlas.

     (c) Except as set forth in Item 4 with respect to the transactions consummated under the Share Exchange Agreements, no transactions in Atlas Common Stock were effected by the Filing Persons during the past sixty days.

     (d) Not applicable.

     (e) Each of the Filing Persons ceased to be the beneficial owner of more than 5% of the issued and outstanding Atlas Common Stock on April 24, 1998.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ATLAS.

     Other than as set forth in response to Items 3, 4 and 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to the securities of Atlas, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Share Exchange Agreement, dated as of April 23, 1998, between T. Alec Rigby and WasteMasters, with respect to Mr. Rigby's Atlas Common Stock.

Exhibit 99.2 Share Exchange Agreement, dated as of April 23, 1998, between T. Alec Rigby and Waste Ventures Corporation, with respect to Mr. Rigby's Atlas Preferred Stock.

Exhibit 99.3   Share  Exchange  Agreement,  dated as of April 23, 1998,  between
               Joel   Silverstein   and   WasteMasters   with   respect  to  Mr.
               Silverstein's Atlas Common Stock.

Exhibit 99.4 Share Exchange Agreement, dated as of April 23, 1998, between David Thomas and WasteMasters with respect to Mr. Thomas' Atlas Common Stock.

Exhibit 99.5 Warrant, dated April 23, 1998, issued to T. Alec Rigby for the purchase of 500,000 shares of WasteMasters Common Stock at $5.00 per share.

Exhibit 99.6 Warrant, dated April 23, 1998, issued to T. Alec Rigby for the purchase of 500,000 shares of WasteMasters Common Stock at $15.00 per share.

Exhibit 99.7 Joint Filing Agreement among T. Alec Rigby, Joel Silverstein and David Thomas dated May 4, 1998.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 DATE: MAY 4, 1998



                                                 /S/ T. ALEC RIGBY
                                                 -------------------------------
                                                 T. Alec Rigby


                                                 Date:  MAY 4, 1998



                                                 /S/ JOEL SILVERSTEIN
                                                 -------------------------------
                                                 Joel Silverstein


                                                 DATE: MAY 4, 1998


                                                 /S/ DAVID THOMAS
                                                 -------------------------------
                                                 David Thomas